[QMIS TBS CAPITAL GROUP LETTERHEAD]

November 5, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:Julia Griffith

J. Nolan McWilliams

Michael Volley

Amit Pande

Re: QMIS TBS Capital Group Corp.

Registration Statement on Form S-1

Filed June 2, 2020

File No. 333-238872

Dear Ms. Griffith, Mr. McWilliams, Mr. Volley, and Mr. Pande:

This letter is written on behalf of QMIS TBS Capital Group Corp., a Delaware corporation (the “Company”) in response to your letter dated June 29, 2020, relating to the registration statement on Form S-1 referenced above (the “Registration Statement”), and responds to the comments in your letter.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 1”) to respond to the Staff’s comments and to provide additional information.

Additionally, for your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response.  All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 1.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 1.

Form S-1 filed June 2, 2020

Cover Page

1.Please disclose on the prospectus cover page the offering price per share, the estimated net proceeds if the offering is fully subscribed, and that there is no minimum offering amount. Also clarify throughout, if true, that the offering is not akin to a subscription rights offering because the offerees are not existing shareholders of QMIS TBS Capital Group Corp. Refer to Item 501(b)(3) of Regulation S-K.

Response to Comment No. 1

The Company has revised the cover page to include the offering price per share, the estimated net proceeds to the Company if the offering is fully subscribed, and has stated that there is no minimum offering amount.  Additionally, the Company has clarified in the Offering Summary, the Background of the Offering section, the Plan of Distribution section, and elsewhere in the Prospectus that Dr. Chin is the only one of the three shareholders of the Company who is also a shareholder of QMIS Finance. In the Plan of Distribution section, the Company explains that the Offering should not be considered a rights offering for this reason.

2.You state on page 14 that your management will be contacting the offerees to offer the shares. Please include a complete plan of distribution section, disclose whether members of your management and Dr. Kong intend to rely on Exchange Act Rule 3a4-1 and, if so, briefly discuss how each affiliated person meets the conditions of the exemption. Refer to Item 508 of Regulation S-K.

Response to Comment No. 2

The Company has included a new Plan of Distribution section in Amendment No. 1. Therein, the Company discusses how Dr. Chin and Dr. Strattner plan to contact the Offerees, and explains the applicability of Rule 3a4-1 and how management believes that each of them meet the conditions of the exemption in Rule 3a4-1. Additionally, the Company notes that the work of any administrative personnel will be limited to the specific types of work listed in Rule 3a4-1(4)(iii), including limited communications, ministerial, and clerical work to track the subscriptions from the Offerees.

3.Please reconcile your disclosure here that the record date will correspond to the effective date of the registration statement with disclosure elsewhere that the record date will be ten days after effectiveness. Also clarify that the offering will commence promptly, or provide your analysis how the offering as currently described complies with the requirements for a continuous offering. Refer to Rule 415(a)(1)(ix).

Response to Comment No. 3

The Company has updated its disclosures on the cover page and throughout Amendment No. 1 to clarify that management intends that the Record Date will correspond to the effective date of the registration statement, and that the offering will commence promptly upon effectiveness. The Company has also stated that management anticipates that the Offering will be completed within 30 days. The Company has also revised disclosures in Amendment No. 1 to state that management does not anticipate that the Offering will proceed as a continuous offering.

Prospectus Summary, page 2

4.We note that your offer is not subject to any minimum number of shares being sold or an acknowledgment by FINRA that you are the sole owner of Richfield Orion. Please provide a risk factor detailing the risks to investors associated with not having either as contingencies of the offering, including the risk that you may be without adequate capital to pursue the acquisition or may have to identify an alternative acquisition target.

Response to Comment No. 4

The Company has included additional risk factors to discuss that there is no minimum number of the Shares that must be sold in the Offering, and the potential that the Company will receive less than the full proceeds of the offering, as well as the Company’s need to seek additional sources of funding.  Additionally, the Company has included a risk factor discussing the need to receive FINRA approval of the acquisition of Richfield Orion, and the consequences of not receiving such approval.

The Company has updated Amendment No. 1 to include disclosures in its Recent Developments and Transactions with Related Parties sections and other areas of Amendment No. 1 about a loan from Dr. Chin, the Company’s Chief Executive Officer, to the Company, as well as the issuance of a convertible note by the Company to Dr. Chin, which lessens the risk of the Company’s inability to close the Richfield transaction, and which should enable the Company to pay its expenses listed in the Registration Statement and other operating expenses.

Risk Factors, page 4

5.We note your disclosure on pages 4, 6, and 9 relating to risks inherent to investment banking activities. We further note references on page 5 to the underwriting activities of "Ladenburg." Please disclose what investment banking business the company or its subsidiary, Richfield Orion, expects to engage in, and what relationship the company has with Ladenburg. Explain the reasons that you believe this disclosure is material to the company.

Response to Comment No. 5

The Company has revised the risk factors to clarify that to the extent the Company participates in investment banking activities presently or in the future, such activities could expose the Company to certain risks as described in the risk factors. The Company has revised references to investment banking activities to clarify the specific types of investment banking activities that Richfield provides, as well as limits to those activities. Additionally, the Company has removed the errant references to Ladenburg.

6.We note your disclosure on page 5 that legal liability may harm your business, and further that "In the normal course of business, our operating subsidiaries have been, and continue to be, the subject of numerous civil actions, regulatory proceedings and arbitrations arising out of customer complaints relating to our activities as a broker-dealer, as an employer or as a result of other business activities." We were not able to locate disclosure concerning multiple subsidiaries, and we note that you state on page 23 that the company is not currently involved in any material legal proceedings. Please reconcile this disclosure, or revise the risk factor to accurately reflect the risks pertaining to your business.

Response to Comment No. 6

The Company has revised the disclosures relating to legal liabilities and the Company’s subsidiary to clarify that the risks described relate to potential future legal proceedings, regulatory proceedings, and customer concerns.  The Company has also clarified that as of the date of Amendment No. 1, the Company had only one subsidiary, Richfield Orion.

7.You state here that COVID-19 could have a material adverse impact on your ability to attain financing and conduct your business. Please revise to address specifically how COVID-19 has impacted your business and operations thus far in 2020, and how you expect it to impact your business going forward.

Response to Comment No. 7

The Company has revised its risk factors relating to COVID-19 to provide updated information, including statements that the long-term impacts on the Company’s business and operations remain uncertain. Because the Company’s operations are relatively in the early stages and to date, the Company has had a relatively lower impact from COVID-19 compared to many other companies, the Company has revised the risk factors to focus more on future and potential risks.

Business, page 17

8.Please revise the description of the business to explain the principal financial products and services that the company and its subsidiary, Richfield, provide and the principal markets in which you conduct your business. Explain in your disclosure whether this is on going business with specific clients, and explain what types of customers the business serves. If you provide services for more than one geographical location or country, describe any material differences in your business among different markets.

Response to Comment No. 8

The Company has revised its disclosures to provide more information relating to the financial products and services that the Company and Richfield provide and the principal markets in which Richfield operates, as well as disclosures relating to Richfield’s customers. The Company has also revised the disclosures and risk factors relating to Richfield’s investment banking activities.

Security Ownership of Certain Beneficial Owners and Management, page 26

9.The weighted average number of shares outstanding in your statement of operations does not appear to be consistent with the number of shares issued to management disclosed on page 23. Please revise or explain.

Response to Comment No. 9

The Company determined the weighted average shares outstanding as of September 30, 2020, through the following computation below.

Month	Days/Mo	Shares Outstanding {b}	Days Outstanding {c}	Weight {d} = {c}/{a}	Weighted Average Shares {e} = {b} * {d}	Remarks
Jan	31
Feb	29	300,000,000	17	0.06	18,613,139	Feb 12 Issuance of 300,000,000 shares
Mar	31	300,000,000	31	0.11	33,941,606
Apr	30	300,000,000	30	0.11	32,846,715
May	31	300,000,000	31	0.11	33,941,606
Jun	30	300,000,000	30	0.11	32,846,715
Jul	31	300,000,000	31	0.11	33,941,606
Aug	31	300,000,000	31	0.11	33,941,606
Sep	30	300,000,000	30	0.11	32,846,715
Total Days for the Quarter {a}	274				252,919,708	Weighted Average Shares Outstanding as of September 30, 2020

The Company has revised its disclosures relating to the weighted average disclosed on page 22.

Note 9 – Subsequent Events, page F-10

10.Please furnish the financial statements required by Rule 8-04 of Regulation S-X related to your acquisition of Richfield Orion in the second quarter of 2020.

Response to Comment No. 10

By way of background, the Company’s purchase of Richfield Orion was subject to a closing condition of the receipt by the Company of approval by FINRA and recognition by FINRA of the Company’s being the sole owner of Richfield Orion. Because this condition has not yet been satisfied, the Company has not yet closed its acquisition of Richfield Orion. The existence of this closing condition is disclosed throughout the Registration Statement and Notes to the Financial Statements.  Additionally, the Company has revised its disclosures in Amendment No. 1 to clarify that the final closing has not occurred, that the Company is working with Richfield to enter into a contractual relationship to memorialize the relationship between the two entities, and that if FINRA does not give its approval, the acquisition of Richfield will be terminated.

As such, In compliance with Rule 8-04 -- Financial Statements of Businesses Acquired or to be Acquired, paragraph C, item no. 4, sub-item i (please refer excerpt below), the Company has yet to include the separate financial statements of the acquired or to be acquired business, Richfield Orion, as the consummation of the acquisition has not yet occurred.

(Excerpt)

“4.Registration statements not subject to the provisions of Rule 230.419 of this chapter (Regulation C) and proxy statements need not include separate financial statements of the acquired or to be acquired business if it does not meet or exceed any of the conditions specified in paragraph (b) of this section at the 50 percent level, and either:

i.The consummation of the acquisition has not yet occurred; or

ii.The effective date of the registration statement, or mailing date in the case of a proxy statement, is no more than 74 days after consummation of the business combination, and the financial statements have not been filed previously by the registrant.”

Upon the Company’s receipt of the acceptance by FINRA of the Amended Member Agreement wherein the Company is acknowledged by FINRA as the sole owner of Richfield Orion, the Company will provide the required information. Upon consultation with Brett Stuart, the President of Richfield Orion, the Company has come to understand that it is extremely difficult to estimate the timing of the review and hopeful approval by FINRA, which situation has been attenuated by the ongoing COVID-19 pandemic. The Company undertakes to provide the financial information required by Rule 8-04 of Regulation S-X within the time frames required.

11.Please revise to provide pro forma financial information in accordance with Rule 8-05 of Regulation S-X related to your acquisition of Richfield Orion.

Response to Comment No. 11

Similar to the response to Comment No. 10 above, the Company has not yet provided the pro forma financial information required by Rule 8-05 of Regulation S-X because the acquisition of Richfield Orion has not yet closed. The Company undertakes to provide the required pro forma financial information with respect to Richfield Orion upon the closing of the acquisition transaction.

Other Expenses of Issuance and Distribution, page II-1

12.The expenses of issuance in the table on page 30 appear to exceed the amount of cash available to the company, even if the offer is fully subscribed. Please revise the liquidity section to explain the source of funds to pay these expenses.

Response to Comment No. 12

The Company has revised the disclosures in Amendment No. 1 to include disclosures in its Recent Developments and Transactions with Related Parties sections and other areas of Amendment No. 1 about a loan from Dr. Chin, the Company’s Chief Executive Officer, to the Company, as well as the issuance of a convertible note by the Company to Dr. Chin, which lessens the risk of the Company’s inability to close the Richfield transaction, and which should enable the Company to pay its expenses listed in the Registration Statement and other operating expenses.

Conclusion

Please contact the undersigned, or Park Lloyd, Company counsel (801-328-3600 or by email) if you have any questions or need additional information. Thank you for your assistance with this filing.

Respectfully submitted,

QMIS TBS CAPITAL GROUP CORP.

/s/ Timo Bernd Strattner

Dr. Timo Bernd Strattner, CFO